787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 24, 2014
VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	The New Ireland Fund, Inc. and Kleinwort Benson Investors International Ltd. (the “Applicants”) (File No. 812-14324)
Ladies and Gentleman:
We respectfully request, on behalf of the Applicants, that the amended and restated application (the “Application”) requesting authorization from the U.S. Securities and Exchange Commission (the “Commission”), pursuant to section 6(c) of the Investment Company Act of 1940 (the “1940 Act”), exempting the Applicants from the provisions of Section 19(b) of the 1940 Act and Rule 19b-1(e) thereunder, be withdrawn.  The Application was filed with the Securities and Exchange Commission on June 23, 2014 (Accession No. 0000899140-14-000521) as a new application instead of as an amendment as intended.  Applicants intend to re-file the Application correctly as an amendment.
Should members of the Commission’s staff have any questions or comments concerning this letter, please call the undersigned at (212) 728-8807 or Elliot J. Gluck at (212) 728-8138.
Sincerely,
/s/ Kevin D. Michel
Kevin D. Michel

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